

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 20, 2017

<u>Via E-mail</u>
Dror Levy
Chief Financial Officer and Secretary
DSP Group, Inc.
161 S. San Antonio Road, Suite 10
Los Altos, CA 94022

> **Re: DSP Group, Inc.**
> **10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-35256**

Dear Mr. Levy:

We refer you to our comment letter dated August 31, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Jackie Liu
       Morrison & Foerster LLP